April 24, 2008

Ms. Linda Cvrkel

Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Re:	Lee Enterprises, Incorporated
Form 10-K for the year ended September 30, 2007
Filed November 29, 2007

Commission File No. 1-06227

Dear Ms. Cvrkel:

The following draft 10-Q and draft future 10-K language is in further response to your February 14, 2008 letter to Ms. Mary E. Junck, and as we discussed in our subsequent telephonic conference on March 24, 2008. The language herein has been marked to indicate changes from previous filings.

Please contact me at 563-383-2179 or Carl.Schmidt@lee.net if you wish to further discuss any of the matters noted in your letter.

Sincerely,

Carl G. Schmidt

Vice President, Chief Financial Officer and Treasurer

RE: Comment 2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Form 10-Q

4	GOODWILL AND OTHER INTANGIBLE ASSETS

In assessing the recoverability of its goodwill and other nonamortized intangible assets, the Company makes a determination of the fair value of its business. Fair value is determined using a combination of an income approach, which estimates fair value based upon future revenue, expenses and cash flows discounted to their present value, and a market approach, which estimates fair value using market multiples of various financial measures compared to a set of comparable public companies in the publishing industry. An impairment loss will generally be recognized when the carrying amount of the net assets of the business exceeds its estimated fair value.

The required two-step valuation methodology and underlying financial information that are used to determine fair value require significant judgments to be made by management. These judgments include, but are not limited to, long term projections of future financial performance and the selection of appropriate discount rates used to determine the present value of future cash flows. Changes in such estimates or the application of alternative assumptions could produce significantly different results.

Under step one of the process,~~T~~the Company analyzes its goodwill and other nonamortized intangible assets for impairment on an annual basis at the end of its fiscal year, or more frequently if impairment indicators are present. Such indicators of impairment include, but are not limited to, changes in business climate and operating or cash flow losses related to such assets, ~~The Company analyzed the recoverability of such assets as of December 30, 2007, d~~Due primarily to the continuing, and increasing difference between its stock price and the per share carrying value of its net assets,~~. T~~ the Company ~~concluded that the fair value of its business exceeded~~ analyzed the carrying value of its net assets as of ~~December~~ March 30, 2008~~7~~. Recent deterioration in the Company’s revenue and the overall recessionary operating environment for the Company and other publishing companies were also factors in the timing of the analysis. The Company concluded the fair value of its business did not exceed the carrying value of its net assets as of March 30, 2008.

As a result, the Company recorded a preliminary non-cash charge in the 13 weeks ended March 30, 2008 to reduce the carrying value of goodwill by $______. [The Company also recorded a preliminary non-cash charge of $_____ to reduce the carrying value of nonamortized intangible assets.] [$_____ of the charges were recorded as a reduction in equity in earnings of TNI].

Because of the timing and complexity of the calculations required under step two of the process, the Company has not yet completed the required determination of fair value. Accordingly, the final determination of reductions in the amounts of goodwill [and nonamortized intangible assets] included in the March 30, 2008 Consolidated Balance Sheet could change significantly. Such changes would not impact the Company’s cash flows.

The Company also periodically evaluates its determination of the useful lives of amortizable intangible assets. Any resulting changes in the useful lives of such intangible assets will not impact the cash flows of the Company. However, a decrease in the useful lives of such intangible assets would increase future amortization expense and decrease future reported operating results and earnings per common share. The Company also tested such assets for impairment as of March 30, 2008 and preliminarily concluded [no] adjustments to the useful lives of such assets were required.

RE: Comment 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations -Form 10-Q

CRITICAL ACCOUNTING POLICIES

The Company’s discussion and analysis of its results of operations and financial condition are based upon the Company’s Consolidated Financial Statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company’s critical accounting policies include the following:

•	Goodwill and other intangible assets
•	Pension, postretirement and postemployment benefit plans
•	Income taxes
•	Revenue recognition
•	Uninsured risks

The Company recorded a preliminary non-cash charge in the 13 weeks ended March 30, 2008 to reduce the carrying value of goodwill by $______. [The Company also recorded a non-cash charge of $_____ to reduce the carrying value of nonamortized intangible assets.] [$_____ of the charges were recorded as a reduction in equity in earnings of TNI]. See Note __ to Consolidated Financial Statements, included herein.

Additional information regarding these critical accounting policies can be found under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Company’s 2007 Annual Report on Form 10-K and the Notes to Consolidated Financial Statements, included herein.

RE: Comments 1 and 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations - Form 10-K

CRITICAL ACCOUNTING POLICIES

The Company’s discussion and analysis of its financial condition and results of operations are based upon the Company’s Consolidated Financial Statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Additional information follows with regard to certain of the most critical of the Company’s accounting policies.

Goodwill and Other Intangible Assets

In assessing the recoverability of goodwill and other nonamortized intangible assets, the Company makes a determination of the fair value of its business. Fair value is determined using a combination of an income approach, which estimates fair value based upon future revenue, expenses and cash flows discounted to their present value, and a market approach, which estimates fair value using market multiples of various financial measures compared to a set of comparable public companies in the publishing industry. An impairment loss will generally be recognized when the carrying amount of the net assets of the business exceeds its estimated fair value.

The required two-step valuation methodology and underlying financial information that are used to determine fair value require significant judgments to be made by management. These judgments include, but are not limited to, long term projections of future financial performance and the selection of appropriate discount rates used to determine the present value of future cash flows. Changes in such estimates or the application of alternative assumptions could produce significantly different results.

Under step one of the process, the Company analyzes goodwill and other nonamortized intangible assets for impairment on an annual basis at the end of its fiscal year, or more frequently if impairment indicators are present. See Note 6 of the Notes to Consolidated Financial Statements, included herein, for a more detailed explanation of the Company’s intangible assets. Such indicators of impairment include, but are not limited to, changes in business climate and operating or cash flow losses related to such assets, Due primarily to the continuing, and increasing difference between its stock price and the per share carrying value of its net assets, the Company analyzed the carrying value of its net assets as of March 30, 2008. Recent deterioration in the Company’s revenue and the overall recessionary operating environment for the Company and other publishing companies were also factors in the timing of the analysis. The Company concluded the fair value of its business did not exceed the carrying value of its net assets.

As a result, the Company recorded a preliminary non-cash charge in the 13 weeks ended March 30, 2008 to reduce the carrying value of goodwill by $______. [The Company also recorded a preliminary non-cash charge of $_____ to reduce the carrying value of nonamortized intangible assets.] [$_____ of the charges were recorded as a reduction in equity in earnings of TNI]. The charges were finalized during the 13 week period ended June 29, 2008, resulting [in additional expense] [a reduction of the charge in the amount] of $_____.

The Company also periodically evaluates its determination of the useful lives of amortizable intangible assets. Any resulting changes in the useful lives of such intangible assets will not impact the cash flows of the Company. However, a decrease in the useful lives of such intangible assets would increase future amortization expense and decrease future reported operating results and earnings per common share. The Company also tested such assets for impairment as of March 30, 2008 and preliminarily concluded [no] adjustments to the useful lives of such assets were required.

Pension, Postretirement and Postemployment Benefit Plans

The Company evaluates its liability for pension, postretirement and postemployment benefit plans based upon computations made by consulting actuaries, incorporating estimates and actuarial assumptions of future plan service costs, future interest costs on projected benefit obligations, rates of compensation increases, employee turnover rates, anticipated mortality rates, expected investment returns on plan assets, asset allocation assumptions of plan assets, and other factors. If the Company used different estimates and assumptions regarding these plans, the funded status of the plans could vary significantly, resulting in recognition of different amounts of expense over future periods. Increases in market interest rates, which may impact plan assumptions, generally result in lower service costs for current employees, higher interest expense and lower liabilities. Actual returns on plan assets that are lower than the plan assumptions will generally result in decreases in a plan’s funded status.

Income Taxes

Deferred income taxes are provided using the liability method, whereby deferred income tax assets are recognized for deductible temporary differences and loss carryforwards and deferred income tax liabilities are recognized for taxable temporary differences. Temporary differences are the difference between the reported amounts of assets and liabilities and their tax basis. Deferred income tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred income tax assets will not be realized. Deferred income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Recent changes in accounting for uncertain tax positions can result in significant variability in the Company’s effective income tax rate.

The Company files income tax returns with the Internal Revenue Service (IRS) and various state tax jurisdictions. From time to time, the Company is subject to routine audits by those agencies, and those audits may result in proposed adjustments. The Company has considered the alternative interpretations that may be assumed by the various taxing agencies, believes its positions taken regarding its filings are valid, and that adequate tax liabilities have been recorded to resolve such matters. However, the actual outcome cannot be determined with certainty and the difference could be material, either positively or negatively, to the Consolidated Statements of Income and Comprehensive Income in the periods in which such matters are ultimately determined. The Company does not believe the final resolution of such matters will be material to its consolidated financial position or cash flows.

Revenue Recognition

Advertising revenue is recorded when advertisements are placed in the publication or on the related online site. Circulation revenue is recorded as newspapers are distributed over the subscription term. Other revenue is recognized when the related product or service has been delivered. Unearned revenue arises in the ordinary course of business from advance subscription payments for publications or advance payments for advertising.

Uninsured Risks

The Company is self-insured for health care, workers compensation and certain long-term disability costs of its employees, subject to stop loss insurance, which limits exposure to large claims. The Company accrues its estimated health care costs in the period in which such costs are incurred, including an estimate of incurred but not reported claims. Other risks are insured and carry deductible losses of varying amounts. An increasing frequency of large claims or deterioration in overall claim experience could increase the volatility of expenses for such self-insured risks.

The Company’s reserves for health care and workers compensation claims are based upon estimates of the remaining liability for retained losses made by consulting actuaries. The amount of workers compensation reserve has been determined based upon historical patterns of incurred and paid loss development factors from the insurance industry.

RE: Comment 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations – Form 10-Q

EXECUTIVE OVERVIEW

The Company is a premier provider of local news, information and advertising in primarily midsize markets, with 50 daily newspapers and a joint interest in five others, rapidly growing online sites and more than 300 weekly newspapers and specialty publications in 23 states.

In 2005, the Company acquired Pulitzer. Pulitzer published 14 daily newspapers, including the St. Louis Post-Dispatch, and more than 100 weekly newspapers and specialty publications. Pulitzer also owned a 50% interest in TNI. The acquisition of Pulitzer increased the Company’s circulation by more than 50% to more than 1.6 million daily and 1.9 million Sunday, and revenue, on an annualized basis, by more than 60%. In 2006, the Company sold the assets of The Daily News in Rhinelander, Wisconsin, the smallest of these newspapers. In December 2007, the Company sold the assets of The Daily Chronicle in DeKalb, Illinois.

In 2006, the Company sold the assets of its publishing and commercial printing operations in Seattle and Spokane, Washington and Portland, Oregon.

The Company is focused on six key strategic priorities. They are to:

•	Grow revenue creatively and rapidly;
•	Deliver strong local news and information;
•	Accelerate online innovation;
•	Continue expanding audiences;
•	Nurture employee development and achievement; and
•	Exercise careful cost control.

Certain aspects of these priorities are discussed below.

More than 77% of the Company’s revenue is derived from advertising. The Company’s strategies are to increase its share of local advertising through increased sales activities in its existing markets and, over time, to increase its print and online audiences through internal expansion into existing and contiguous markets and enhancement of online offerings, augmented by selective acquisitions.

Decreases in advertising and total operating revenue in the 13 weeks ended ~~December~~ March 30, ~~2007~~ 2008 more than offset decreases in operating expenses, financial expense and income tax expense and resulted in lower operating cash flow and~~,~~ operating income~~, income from continuing operations and earnings per common share~~.

In the 13 weeks ended March 30, 2008, the Company, based on its most recent analysis and in conjunction with its ongoing requirement to assess the carrying value and estimated useful lives of goodwill and identified intangible assets, concluded that the carrying value of goodwill [and nonamortized intangible assets] exceeded their respective fair market values. As a result, the Company recorded a preliminary non-cash charge to reduce the carrying value of goodwill by $______. [The Company also recorded a preliminary non-cash charge of $_____ to reduce the carrying value of nonamortized intangible assets.] [$_____ of the charges were recorded as a reduction in equity in earnings of TNI]. These charges resulted in recognition of a significant loss per share for the 13 weeks ended March 30, 2008, and will result in a loss for the 52 weeks ending September 28, 2008.

Because of the timing and complexity of the calculations required, the Company has not yet completed the required determination of fair value. Accordingly, the final determination of reductions in the amounts of goodwill [and nonamortized intangible assets] included in the March 30, 2008 Consolidated Balance Sheet could change significantly. Any such changes are not expected to result in a significant increase or decrease in future amortization expense. Such changes would not impact the Company’s cash flows.

RE: Comments 2 and 4

Management’s Discussion and Analysis of Financial Condition and Results of Operations – Form 10-Q

13 WEEKS ENDED MARCH 30, 2008

Operating Expenses and Results of Operations

In the 13 weeks ended March 30, 2008, the Company, based on its most recent analysis and in conjunction with its ongoing requirement to assess the carrying value and estimated useful lives of goodwill and identified intangible assets, concluded that the carrying value of goodwill [and nonamortized intangible assets] exceeded their respective fair market values. As a result, the Company recorded a preliminary non-cash charge to reduce the carrying value of goodwill by $______. [The Company also recorded a preliminary non-cash charge of $_____ to reduce the carrying value of nonamortized intangible assets.] [$_____ of the charges were recorded as a reduction in equity in earnings of TNI].

Because of the timing and complexity of the calculations required, the Company has not yet completed the required determination of fair value. Accordingly, the final determination of reductions in the amounts of goodwill [and nonamortized intangible assets] included in the March 30, 2008 Consolidated Balance Sheet could change significantly. Any such changes are not expected to result in a significant increase or decrease in future amortization expense. Such changes would not impact the Company’s cash flows.

Overall Results

Recording of the liability for the 2010 Redemption resulted in a reduction of net income available to common stockholders for the 13 weeks ended March 30, 2008, of $7,483,000 and a reduction in earnings per common share for the 13 weeks ended March 30, 2008, of 17 cents. The Company estimates the ongoing impact on earnings per common share of up to 8 to 10 cents per year through April 2010. There is no impact on net income based on application of current accounting standards. Also, under such standards, if the 2010 Redemption does not occur, the liability and earnings per common share impact discussed above will be reversed for all periods.

RE: Comment 3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Form 10-K

1	SIGNIFICANT ACCOUNTING POLICIES

Advertising Costs

Advertising costs are expensed as incurred. A substantial amount of the Company’s advertising and promotion program consists of ads placed in its own publications and on its own websites using available space. The incremental cost of such advertising is not significant and is not measured separately by the Company. [The Company’s external advertising and promotion expenses totaled $____, $____ and $____ in 2008, 2007 and 2006, respectively.] OR [Advertising costs in non-owned media are not significant.]

RE: Comment 4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Form 10-K

1	SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

Minority interest in earnings of PD LLC, DS LLC and INN is recognized in the Consolidated Financial Statements.

The Company is subject to a one-time obligation to repurchase the minority interest in PD LLC and DS LLC (the 2010 Redemption). In March 2008, the Company recorded the repurchase obligation and elected the accretion method under Emerging Issues Task Force Topic D-98 (EITF D-98) to record increases or decreases in the expected value of the 2010 Redemption as an adjustment to retained earnings. Changes in the expected value of the 2010 Redemption have a corresponding impact on net income (loss) available to common stockholders and earnings (loss) per common share. See Note 11.

There is no impact on net income based on application of EITF D-98. Also, under such standards, if the 2010 Redemption does not occur, the liability and earnings per common share impact discussed above will be reversed for all periods.

RE: Comment 4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Form 10-Q

11	COMMITMENTS AND CONTINGENT LIABILITIES

PD LLC Operating Agreement

In 2000, Pulitzer and Herald Inc. completed the transfer of their respective interests in the assets and operations of the St. Louis Post-Dispatch and certain related businesses to a new joint venture (the Venture), known as PD LLC. Pulitzer is the managing member of PD LLC. Under the terms of the operating agreement governing PD LLC (the Operating Agreement), Pulitzer and another subsidiary hold a 95% interest in the results of operations of PD LLC and Herald, as successor to Herald Inc., holds a 5% interest. Herald’s 5% interest ~~is~~ has been reported as minority interest in the Consolidated Statements of Income and Comprehensive Income at historical cost, plus accumulated earnings since the acquisition of Pulitzer. At March 30, 2008, this liability totaled approximately [$7.7 million].

Also, under the terms of the Operating Agreement, Herald Inc. received on May 1, 2000 a cash distribution of $306,000,000 from PD LLC (the Initial Distribution). This distribution was financed by the Pulitzer Notes. Pulitzer’s entry into the Venture was treated as a purchase for accounting purposes and a leveraged partnership for income tax purposes.

On May 1, 2010, Herald will have a one-time right (2010 Redemption) to require PD LLC to redeem Herald’s interest in PD LLC, together with Herald’s interest, if any, in DS LLC, another limited liability company in which Pulitzer is the managing member and which is engaged in the business of delivering publications and products in the greater St. Louis metropolitan area. The May 1, 2010 redemption price for Herald’s interest will be determined pursuant to a formula yielding an amount which will result in the present value to May 1, 2000 of the after tax cash flows to Herald (based on certain assumptions) from PD LLC, including the Initial Distribution and the special distribution described below, if any, and from DS LLC, being equal to $275,000,000. Based on this formula, the present value of the 2010 Redemption at March 30, 2008, is approximately [$70,800,000]. The Company concluded the remaining amount of this potential liability should be recorded in its Consolidated Balance Sheet as of March 30, 2008, with the offset primarily to goodwill in the amount of [$55,600,000], and the remainder recorded as a reduction to retained earnings.

Recording of the liability for the 2010 Redemption as of March 30, 2008 also resulted in a reduction of net income available to common stockholders for the 13 weeks ended March 30, 2008, of $7,483,000, which accounts primarily for the time value of the increase in the liability since the date of acquisition of Pulitzer in 2005. There is no impact on net income based on application of current accounting standards. Also, under such standards, if the 2010 Redemption does not occur, the liability and earnings per common share impact discussed above will be reversed for all periods.

During the first ten years of its term, PD LLC is restricted from making distributions (except under specified circumstances), capital expenditures and member loan repayments unless it has set aside out of its cash flow the Reserve which is equal to the product of $15,000,000 and the number of years since May 1, 2000, but not in excess of $150,000,000 (the Reserve). PD LLC is not required to maintain the Reserve after May 1, 2010.

The 2010 Redemption, if exercised, will be funded by the Reserve. If the 2010 Redemption is exercised, the amount of the Reserve in excess of the redemption amount will be available for general corporate purposes. If the 2010 Redemption is not exercised, the full amount of the Reserve will become available at that time.

Upon termination of PD LLC and DS LLC, which will be on May 1, 2015 (unless Herald exercises the redemption right described above), Herald will be entitled to the liquidating value of its interests in PD LLC and DS LLC, to be paid in cash by Pulitzer (2015 Liquidation). That amount would be equal to the amount of Herald’s capital accounts, after allocating the gain or loss that would result from a cash sale of PD LLC and DS LLC’s assets for their fair market value at that time. Herald’s share of such gain or loss generally will be 5%, but will be reduced (but not below 1%) to the extent that the present value to May 1, 2000 of the after tax cash flows to Herald from PD LLC and from DS LLC, including the Initial Distribution, the special distribution described above, if any, and the liquidation amount (based on certain assumptions), exceeds $325,000,000.

The actual amount payable to Herald ~~either on May 1, 2010, or~~ upon the termination of PD LLC and DS LLC on May 1, 2015 will depend on such variables as future cash flows, the amounts of any distributions to Herald prior to such payment, PD LLC’s and DS LLC’s rate of growth and market valuations of newspaper properties. While the amount of such payment cannot be predicted with certainty, the Company currently estimates (assuming a [5%] annual growth rate in Herald’s capital accounts, no special distribution as described above and consistent newspaper property valuation multiples) that the amount of ~~such payment~~the 2015 Liquidation would ~~not exceed $100,000,000~~range from $____ to $____. The redemption of Herald’s interest in PD LLC either on May 1, 2010 or upon termination of PD LLC in 2015 is expected to generate significant tax benefits to the Company as a consequence of the resulting increase in the tax basis of the assets owned by PD LLC and DS LLC and the related depreciation and amortization deductions. The increase in basis, which will be amortized for income tax purposes over a 15 year period, approximates the sum of the Initial Distribution and either the 2010 Redemption or the 2015 Liquidation.

In the event the transactions effectuated in connection with either the formation of the Venture and the Initial Distribution or the organization of DS LLC are recharacterized by the Internal Revenue Service (IRS) as a taxable sale by Herald, with the result in either case that the tax basis of PD LLC’s assets increases and Herald is required to recognize taxable income as a result of such recharacterization, Herald generally will be entitled to receive a special distribution from PD LLC in an amount that corresponds, approximately, to the present value of the after tax benefit to the members of PD LLC of the tax basis increase. The adverse financial effect of any such special distribution to Herald on PD LLC (and thus Pulitzer and the Company) will be partially offset by the current and deferred tax benefits arising as a consequence of the treatment of the transactions effectuated in connection with the formation of the Venture and the Initial Distribution or the organization of DS LLC as a taxable sale by Herald. ~~In 2005, the Company was advised that the IRS, in the course of examining the 2000 consolidated federal income tax return in which Herald Inc. was included, requested certain information and documents relating to the transactions effectuated in connection with the formation of the Venture and the Initial Distribution. The Company participated in the formulation of Herald Inc.’s response to this IRS request for information and documents.~~ In 2006, the IRS concluded ~~its~~ an examination of Herald without adjustment related to the Venture or the Initial Distribution. ~~and the Company considers the matter closed. The related statute of limitations expired in December 2007.~~